SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2010

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

9M10 Results

Curitiba, Brazil, November 9, 2010 - Companhia Paranaense de Energia - COPEL (BM&FBOVESPA: CPLE3, CPLE5, CPLE6 / NYSE: ELP / LATIBEX: XCOP), a company that generates, transmits, distributes and sells power to the State of Paraná, announces its results for the first three quarters of 2010. All the figures in this report are in Brazilian Reais and were prepared in accordance with Brazilian GAAP.

This report presents cumulative data from January through September 2010 (9M10) compared with the same period in the previous year.

COPEL s consolidated balance sheet presents, in addition to the figures of its wholly owned subsidiaries (COPEL Geração e Transmissão, COPEL Distribuição and COPEL Telecomunicações), those of Compagas, Elejor, UEG Araucária, Centrais Eólicas do Paraná and Dominó Holdings, the latter jointly controlled with other shareholders.

  Net Operating Revenue (NOR): R$ 4,549 million.

  Operating Income: R$ 994 million.

  Net Income: R$ 676 million (R$ 2.47 per share).

  EBITDA (earnings before interest, taxes, depreciation and amortization): R$ 1,044 million.

  Return on Shareholder s Equity: 7.7%.

  Growth in power consumption billed by COPEL to captive customers: 6.8%.

  Fitch Ratings elevated COPEL s rating to AA+ (bra), with a stable outlook.

The Company s shares and main indexes presented the following variations in the period:

Ticker	Price	Var. %	Index	Points	Var. %
	09/30/2010	year		09/30/2010	year
CPLE3 (common/ BM&FBovespa)	R$ 33.90	(7.1)	IBOVESPA	69,429	1.2
CPLE6 (preferred B/ BM&FBovespa)	R$ 37.25	0.6
ELP (ADS/ Nyse)	US$ 22,25	3.7	DOW JONES	10,788	3.4
XCOP (preferred B/ Latibex)	€ 16.10	8.6	LATIBEX	3,499	0.7

9M10 Earnings Results

SUMMARY

1. Income Statement	3
1.1 Operating Revenues	3
1.2 Deductions from Operating Revenues	5
1.3 Operating Costs and Expenses	6
1.4 EBITDA	7
1.5 Interest Income (Expenses)	7
1.6 Equity in Results of Investees	8
1.7 Net Income	8
2. Balance Sheet and Investment Program	8
2.1 Assets	8
2.2 Liabilities and Shareholders Equity	9
2.3 Investment Program	11
3. Shareholding Structure	11
4. Consolidated Financial Statements	12
4.1 Assets	12
4.2 Liabilities	13
4.3 Income Statement	14
4.4 Cash Flow	15
5. Financial Statements - Wholly Owned Subsidiaries	16
5.1 Assets	16
5.2 Liabilities	17
5.3 Income Statement	18
6. Energy Market	19
6.1 Captive Market	19
6.2 Grid Market (TUSD)	20
6.3 Energy Flow	20
7 Supplementary Information	22
7.1 Tariffs	22
7.2 Main Operational and Financial Indicators	23
7.3 Conference Call for the 3rd Quarter of 2010	24

9M10 Earnings Results

1. Income Statement

     The contents of COPEL s financial statements are monitored by the Company s Board of Directors, through the activities of the Audit Committee. To ensure the accuracy of these statements, the Audit Committee directly receives any reports or concerns about them.

     With the enactment of Law no. 11,638/2007, which updated Brazilian corporate legislation to bring accounting practices adopted in Brazil closer to the International Financial Reporting Standards (IFRS), new technical accounting rules and pronouncements have been published by the Accounting Pronouncements Committee (CPC) in compliance with the IFRS.

     COPEL, pursuant to CVM Ruling no. 603/2009, has chosen to present its quarterly information reports during 2010 in accordance with the accounting practices in effect until December 31, 2009 and to adjust the 2009 data according to these practices, for purposes of comparison, at least until the 2010 financial statements are presented.

1.1 Operating Revenues
Till September 2010, operating revenues reached R$ 7,217.4 million, an amount 12.0% greater than the R$ 6,442.7 million recorded in the same period in 2009. The most important variations were:
(i)

the 11.7% increase in revenues from electricity sales to final customers , which reflects only actual sales revenues, not including revenues from the use of the distribution system (TUSD), due basically to: (i) the 6.8% increase in the captive market consumption, particularly to residential, industrial, and commercial customers, with 5.4%, 8.3%, and 8.0% increases, respectively; (ii) the extinction of the tariff discount policy for consumers that used to pay their bills on time; (iii) the average rate increase of 2.46% passed on as of June 24, 2010, in accordance with ANEEL Resolution 1,015 of June 22, 2010; and (iv) the increased VAT (ICMS) tax rate applied as of April 1, 2009;

9M10 Earnings Results

(ii)

the 8.6% increase in revenues from electricity sales to distributors , due to: (i) increased prices under power purchase agreements in the regulated market (CCEAR) and bilateral contracts; (ii) higher revenue from short-term electricity market (CCEE); and (iii) an increase in energy sales from bilateral agreements;

(iii)

the use of the main transmission grid item comprises revenues from the use of the distribution system (TUSD), from the use of the basic transmission network, and from the use of the connection network, has recorded a 14.1% increase, mostly on account of: (i) increased power sales; (ii) the discontinuation of the tariff discount policy; (iii) the tariff adjustment on June 24, 2010; and (iv) the increased VAT (ICMS) tax rate. As a result of the second review of the transmission assets tariff, which determined that a reduction of 22.88% be applied on the New Facilities of the Basic Network (RBNI), COPEL s revenue declined by R$ 40.1 million in the second quarter of 2010, due to the difference in collection from July 1, 2009 to June 30, 2010;

(iv)	the 24.3% increase in telecommunications revenues due to service to new customers and added services to existing ones;

(v)

the 16.1% increase in distribution of piped gas (supplied by Compagas), basically due to the effects of the economic recovery and the resulting higher sales of gas, particularly to the industrial segment; and

(vi)

the 14.2% reduction in "other operating revenues", mostly due to lower revenue from leasing of the Araucária thermal power plant resulting from a lower level of plant utilization from January to June of 2010 in comparison with the same period last year. Since July 2010 the plant is being full dispached, with a positive impact in revenues in this last quarter.

9M10 Earnings Results

							R$'000
Gross Income Statement	3Q10	2Q10	3Q09	Var.%	9M10	9M09	Var.%
	(1)	(2)	(3)	(1/3)	(4)	(5)	(4/5)

Operating revenues	2,587,903	2,284,901	2,225,315	16.3	7,217,360	6,442,727	12.0
Electricity sales to final customers	884,739	876,350	840,787	5.2	2,643,495	2,366,718	11.7
Residential	282,877	291,951	278,940	1.4	873,860	780,428	12.0
Industrial	316,414	301,319	298,029	6.2	898,425	807,888	11.2
Commercial	187,742	183,439	171,556	9.4	569,811	503,973	13.1
Rural	34,374	34,841	31,660	8.6	111,017	99,380	11.7
Other segments	63,332	64,800	60,602	4.5	190,382	175,049	8.8
Electricity sales to distributors	345,611	364,594	350,298	(1.3)	1,090,691	1,004,022	8.6
CCEAR (Auction)	283,624	274,968	272,950	3.9	841,759	803,202	4.8
Bilateral contracts	54,944	55,956	51,843	6.0	164,728	145,215	13.4
Electric Energy Trading Chamber - CCEE	7,043	33,670	25,505	(72.4)	84,204	55,605	51.4
Use of main transmission grid	1,201,720	906,871	912,593	31.7	3,060,999	2,683,036	14.1
Residential	370,613	296,755	284,234	30.4	972,060	845,221	15.0
Industrial	358,680	271,044	266,127	34.8	882,250	758,315	16.3
Commercial	248,728	188,004	181,034	37.4	640,166	550,135	16.4
Rural	45,070	35,438	32,254	39.7	123,054	107,982	14.0
Other segments	83,304	65,436	61,149	36.2	211,530	187,064	13.1
Free customers	50,532	41,665	39,433	28.1	129,889	104,793	23.9
Basic Network and connection grid	44,793	8,529	48,362	(7.4)	102,050	129,526	(21.2)
Telecommunications revenues	33,619	30,936	26,885	25.0	94,553	76,096	24.3
Distribution of piped gas	78,359	77,600	66,428	18.0	226,815	195,386	16.1
Other operating revenues	43,855	28,550	28,324	54.8	100,807	117,469	(14.2)
Leases and rents	33,815	18,182	18,002	87.8	68,557	81,458	(15.8)
Revenues from services	8,104	7,226	7,671	5.6	25,166	28,037	(10.2)
Charged services	1,762	2,040	2,465	(28.5)	5,755	7,187	(19.9)
Other revenues	174	1,102	186	(6.5)	1,329	787	68.9

1.2 Deductions from Operating Revenues

     Deductions from operating revenues increased 15.4% from January to September of 2010 compared with same period in the previous year, mainly due to the following variations: (i) the increase in the VAT (ICMS) tax rates from 27% to 29% levied on power sales, pursuant to Law no. 16,016/2008, effective April 1, 2009; (ii) the increase in the Fuel Consumption Account (CCC) and Energy Development Account disbursements, pursuant to ANEEL and (iii) growth in taxable revenue.

The following table shows the legal deductions from COPEL s operating revenues:

							R$'000
Deductions from Operating	3Q10	2Q10	3Q09	Var.%	9M10	9M09	Var.%
Revenues	(1)	(1)	(3)	(1 / 3)	(4)	(5)	(4 /5)
VAT (ICMS)	545,601	486,274	467,300	16.8	1,519,641	1,314,865	15.6
Cofins	196,448	177,862	172,096	14.2	553,727	499,410	10.9
Pis/Pasep	42,647	38,614	37,435	13.9	120,211	108,494	10.8
ISSQN	508	451	444	14.4	1,410	1,347	4.7
CDE	59,071	56,191	56,580	4.4	172,844	147,185	17.4
CCC	97,513	43,112	39,301	148.1	182,337	139,187	31.0
RGR	16,210	26,564	19,596	(17.3)	62,235	58,964	5.5
R&D and EEP	15,877	14,510	14,221	11.6	45,526	41,300	10.2
Other	3,644	3,182	72	-	9,994	215	-
TOTAL	977,519	846,760	807,045	21.1	2,667,925	2,310,967	15.4

9M10 Earnings Results

1.3 Operating Costs and Expenses

In the first nine months of 2010, operating costs and expenses reached R$ 3,808.9 million, a 24.6% increase compared to the R$ 3,056.1 million recorded in the first nine months of 2009. The main variations were:

(i)

  a 39.9% increase in electricity purchased for resale on account of the higher costs of energy from auctions (CCEAR), from the Itaipu and Proinfa power plants. The accrual of R$ 149.7 million in Portion A amounts also contributed to the increase in this item. The opening of electricity purchased for resale is as it follows:

							R$'000
Electricity purchased	3Q10	2Q10	3Q09	Var. %	9M10	9M09	Var. %
for resale	(1)	(2)	(3)	(1 / 3)	(4)	(5)	(4 /5)
Itaipu	131,173	144,683	137,179	(4.4)	428,530	335,106	27.9
CCEAR (Auction)	357,772	315,258	310,576	15.2	990,108	864,586	14.5
CCEE	27,316	28,184	1,966	-	67,565	74,187	(8.9)
Itiquira	29,505	29,004	29,430	0.3	87,733	86,192	1.8
Dona Francisca	15,136	14,972	15,220	(0.6)	44,922	45,169	(0.5)
Proinfa	28,624	24,403	23,107	23.9	83,649	49,510	69.0
CVA	(6,293)	73,427	(16,885)	(62.7)	149,690	(89,470)	-
(-) Pis/Pasep and Cofins	(53,955)	(48,192)	(50,967)	5.9	(154,271)	(151,472)	1.8
TOTAL	529,278	581,739	449,626	17.7	1,697,926	1,213,808	39.9

(ii)

an 11.5% increase in charges for the use of the main transmission grid, mainly due to (i) the effects of CVA and (ii) the start-up of new assets, partially offset by lower System Service Charges (ESS), as defined by ANEEL. System Service Charges are collected to cover the costs of such system services as those resulting from the dispatched generation regardless of priority, among others;

(iii)

in the first nine months of 2010, personnel and management expenses amounted to R$ 551.8 million, 3.7% higher than in the same period in 2009. This increase was basically due to the 6.0% wage increase applied as of October 2009, partially offset by the results of the Voluntary Resignation Program. If we compared the 3rd quarter 2010 with the 3rd quarter 2009, the personnel costs drop 0.9%, due to the Voluntary Resignation Program effects.

(iv)

the balance of pension and healthcare plans item reflects the accrual of liabilities pursuant to the 2010 actuarial report on the Healthcare Plan, calculated according to the criteria set by CVM Ruling no. 371/2000, such as the monthly installments of each plan have also been recorded;

9M10 Earnings Results

(v)	the balance under "materials and supplies increased 30.0%, chiefly due to higher purchases of materials for the power system;
(vi)	natural gas and supplies for the gas business reflects the amounts of natural gas acquired by Compagas to supply third-parties;
(vii)	the 12.5% increase in third-party services was due mostly to higher expenses with power grid maintenance, civil maintenance and data processing and transmission;
(viii)

the balance in the provisions and reversal line was chiefly a result of the constitution of provisions for labor claims (R$ 49.4 million), tax contingencies (R$ 19.8 million) and for doubtful accounts (R$ 20.7 million); and

(ix)

the 18.0% variation in other operating expenses was due mostly to higher payments of financial compensation for use of water resources, due to higher hydroelectric power output during the period and the reduced volume of indemnification.

							R$ '000
Operating Costs and Expenses	3Q10	2Q10	3Q09	Var.%	9M10	9M09	Var.%
	(1)	(2)	(3)	(1/3)	(4)	(5)	(4/5)

Electricity purchase for resale	529,278	581,739	449,626	17.7	1,697,926	1,213,808	39.9
Charges for the use of main transmission grid	140,696	164,307	174,289	(19.3)	489,569	438,953	11.5
Personnel and management	177,992	198,422	179,693	(0.9)	551,834	531,954	3.7
Pension and healthcare plans	26,692	25,625	(5,108)	-	78,371	(16,935)	-
Material and supplies	23,983	21,269	15,333	56.4	61,483	47,291	30.0
Raw material and supplies for electricity generation	8,297	5,323	4,617	79.7	19,179	18,029	6.4
Natural gas and supplies for the gas business	35,111	35,155	32,869	6.8	104,417	101,954	2.4
Third-party services	90,262	81,078	74,405	21.3	244,662	217,411	12.5
Depreciation and amortization	102,304	101,781	96,301	6.2	303,782	292,980	3.7
Provisions and reversals	35,056	33,493	14,641	139.4	86,312	65,364	32.0
Other operating expenses	53,972	60,280	51,642	4.5	171,371	145,253	18.0
TOTAL	1,223,643	1,308,472	1,088,308	12.4	3,808,906	3,056,062	24.6

1.4 EBITDA

     In the first nine months of 2010, earnings before interest, taxes depreciation and amortization (EBITDA) totaled R$ 1,044.3 million, 23.7% lower than the R$ 1,368.7 million reported in the same period last year.

1.5 Interest Income (Expenses)

     Financial income increased 38.9% to reach R$ 371.7 million, due mostly to the monetary variation on the CRC balance, which is restated according to the General Price Index Internal Availability (IGP-DI) inflation index, which registered variation of 8.0% from January to September 2010.

9M10 Earnings Results

     Financial expenses in the period reached R$ 183.8 million, a figure 15.3% higher than the one recorded in the first nine months of 2009, mostly due to higher monetary and foreign exchange variations and interest on taxes paid in installments, partially offset by the reduction in debt charges due to the settlement of a debenture installment.

1.6 Equity in Results of Investees

     Equity in investees and subsidiaries reflects gains and losses in connection with the investments in COPEL's investees and subsidiaries. From January to September of 2010, this item mainly comprised R$ 31.8 million from Dona Francisca Energética, R$ 22.0 million from Sanepar, R$ 7.6 million from Foz do Chopim Energética and R$ 3.6 million from Sercomtel Telecom.

1.7 Net Income

     COPEL recorded net income of R$ 675.9 million (corresponding to R$ 2.47 per share) in the first three quarters of 2010, 20.1% lower than in the same period in 2009. In the third quarter alone, net income was R$ 316.2 million, up 11.2% on the R$ 284.4 million in the same period last year.

2. Balance Sheet and Investment Program

2.1 Assets

     On September 30, 2010, COPEL s total assets amounted to R$ 14,658.9 million, up 6.5% year over year.

     CRC Transferred to the State of Paraná

     Through the fourth addendum signed on January 21, 2005, the Company renegotiated the CRC balance on December 31, 2004 with the State of Paraná at R$ 1,197 million, in 244 monthly installments recalculated by the price amortization system, updated by the IGP-DI inflation index plus annual interest of 6.65%. The first installment was due on January 30, 2005, with subsequent and consecutive maturities. The current CRC balance is R$ 1,314.6 million.

     The State of Paraná has been paying the renegotiated installments pursuant to the fourth addendum. The amortizations are backed by dividend proceeds.

2.2 Liabilities and Shareholders Equity

     COPEL s consolidated debt (including debentures) at the end of September 2010 was R$ 1,844.5 million, representing a debt/equity ratio of 19.6%.

     The shareholders equity of COPEL on September 30, 2010, was R$ 9,420.9 million, 7.9% higher than on September 30, 2009, and equivalent to R$ 34.43 per share (book value).

Debt Profile

     The breakdown of the balance of loans, financing and debentures is shown in the table below:

				R$'000
		Short-term	Long-term	Total
	IBD	9,208	-	9,208
Foreign	National Treasury	6,091	54,666	60,757
Currency	Eletrobras	5	18	23
	Total	15,304	54,684	69,988
	Eletrobras - COPEL	44,443	251,429	295,872
	BNDES - Compagas	6,336	1,627	7,963
Domestic	Debentures - COPEL	605,020	-	605,020
Currency	BNDES/Banco do Brasil S/A - Mauá	2,750	169,882	172,632
	Banco do Brasil S/A and other	5,238	687,756	692,994
	Total	663,787	1,110,694	1,774,481
TOTAL		679,091	1,165,378	1,844,469

The loan, financing and debentures maturities are presented below:

	2010	2011	2012	2013	2014	2015
Loans and Financing	23,005	66,365	59,774	176,696	505,010	172,391
Domestic Currency	19,243	52,415	56,229	174,422	503,870	172,391
Foreign Currency	3,762	13,950	3,545	2,274	1,140	-
Debentures		- 605,020	-	-	-	-
TOTAL	23,005	671,385	59,774	176,696	505,010	172,391

9M10 Earnings Results

     COPEL s consolidated net debt (loans, financing and debentures less cash) declined significantly in the past years, as shown in the following chart:

Contingencies and Provisions for Disputes

     The Company is involved in a series of lawsuits in different courts and instances. The Company s management, based on its legal advisors opinion, maintains provisions for contingencies for those cases assessed as probable losses.

     The balance of provisions for contingencies, net of related judicial deposits, is as follows:

				R$ '000
Consolidated	Sep/10	Jun/10	Sep/09	Var.%
	(1)	(2)	(3)	(1/3)
Labor	165,592	158,814	124,185	33.3
Regulatory	30,725	37,003	37,007	(17.0)
Civil	233,538	235,347	239,322	(2.4)
Suppliers	50,836	51,492	53,538	(5.0)
Civil and administrative claims	35,991	37,784	42,530	(15.4)
Easements	10,003	9,862	15,229	(34.3)
Condemnations and property	132,511	131,934	123,762	7.1
Customers	4,157	4,265	4,252	(2.2)
Environmental claims	40	10	11	263.6
Tax	66,346	60,007	234,806	(71.7)
Cofins tax	-	-	183,610	-
Other tax	66,346	60,007	51,196	29.6
TOTAL	496,201	491,171	635,320	(21.9)

     The amounts provisioned for Cofins were reversed due to the adhesion to Refis Program.

9M10 Earnings Results

2.3 Investment Program

     COPEL s CAPEX from January through September 2010 and approved by the Board of Directors in 2010 are shown below:

		R$ million
	Carried out	Scheduled
	9M10	2010

Generation and Transmission	60.4	176.4
Consórcio Energético Cruzeiro do Sul (UHE Mauá)	138.0	323.3
Distribution	451.3	761.8
Telecommunications	51.0	81.4

TOTAL	700.7	1,342.9

     Compagas, Elejor and UEG Araucária, whose financial statements have been consolidated into COPEL s, invested R$ 22.0 million, R$ 4.5 million and R$ 11.4 million, respectively, during the first nine months of 2010.

3. Shareholding Structure

     On September 30, 2010, paid-in capital totaled R$ 6,910 million, composed of the following shares (with no par value) and shareholders:

	Thousand shares
Shareholders	Common	%	Preferred "A"	%	Preferred "B"	%	TOTAL	%
State of Paraná	85,029	58.6	-	-	14	-	85,042	31.1
BNDESPAR	38,299	26.4	-	-	27,282	21.3	65,581	24.0
Eletrobras	1,531	1.1	-	-	-	-	1,531	0.6
Free Floating	19,619	13.5	130	33.0	100,898	78.7	120,648	44.1
BM&FBOVESPA	19,487	13.4	130	33.0	60,715	47.3	80,331	29.3
NYSE 3	132	0.1	-	-	39,981	31.2	40,114	14.7
LATIBEX	-	-	-	-	202	0.2	202	0.1
Other	553	0.4	263	67.0	37	-	853	0.2
TOTAL	145,031	100.0	393	100.0	128,231	100.0	273,655	100.0

9M10 Earnings Results

4. Consolidated Financial Statements

4.1 Assets

					R$'000
ASSETS	Sep/10	Jun/10	Sep/09	Var.%	Var.%
	(1)	(2)	(3)	(1/2)	(1/3)
CURRENT	3,936,871	3,516,167	3,843,002	12.0	2.4
Cash and cash equivalents	1,867,236	1,476,519	1,713,933	26.5	8.9
Customers and distributors, net	1,135,078	1,074,102	1,040,085	5.7	9.1
Telecommunications services, net	14,240	16,856	11,486	(15.5)	24.0
Piped gas	21,481	22,091	17,764	(2.8)	20.9
Dividends receivable	3,728	3,712	3,560	0.4	4.7
Services in progress	107,989	95,718	87,226	12.8	23.8
CRC transferred to the State of Paraná	55,163	52,595	48,961	4.9	12.7
Income Tax and Social Contribution paid in advance	182,853	198,233	235,281	(7.8)	(22.3)
Other taxes paid in advance	32,577	33,426	35,114	-	(7.2)
Deferred income tax and social contribution	77,802	85,453	38,614	(9.0)	101.5
Deferred regulatory assets - CVA	142,623	182,372	213,825	(21.8)	(33.3)
Other regulatory assets	3,640	-	26,288	-	(86.2)
Bonds and Securities	10,921	5,490	94,126	98.9	(88.4)
Collaterals and escrow accounts	118,848	116,109	127,518	2.4	(6.8)
Inventories	95,279	97,933	88,763	(2.7)	7.3
Other receivables	67,413	55,558	60,458	21.3	11.5
NONCURRENT	10,721,997	10,546,991	9,918,844	1.7	8.1
Long-Term Assets	2,249,242	2,172,885	2,014,147	3.5	11.7
Customers and distributors, net	48,886	50,387	59,135	(3.0)	(17.3)
Telecommunications services	-	-	1,011	-	-
CRC transferred to the State of Paraná	1,259,477	1,243,643	1,218,725	1.3	3.3
Taxes paid in advance	84,112	86,872	81,454	(3.2)	3.3
Taxes and social contributions paid in advance	398,768	389,739	395,308	2.3	0.9
Deferred regulatory assets - CVA	17,532	26,110	103,558	(32.9)	(83.1)
Bonds and Securities	104,452	41,858	30,393	149.5	243.7
Collaterals and escrow accounts	27,216	28,940	24,662	(6.0)	10.4
Judicial Deposits	290,638	285,792	82,799	1.7	251.0
Other receivables	18,161	19,544	17,102	(7.1)	6.2
Investments	446,960	439,522	411,783	1.7	8.5
Property, plant and equipment	7,829,481	7,752,832	7,362,461	1.0	6.3
Intangible assets	196,314	181,752	130,453	8.0	50.5
TOTAL	14,658,868	14,063,158	13,761,846	4.2	6.5

9M10 Earnings Results

4.2 Liabilities

					R$'000
Liabilities	Sep/10	Jun/10	Sep/09	Var.%	Var.%
	(1)	(2)	(3)	(1/2)	(1/3)
CURRENT	2,313,537	1,706,597	1,759,410	35.6	31.5
Loans, financing and debentures	679,091	107,145	113,415	-	-
Suppliers	559,393	545,305	514,448	2.6	8.7
Taxes and social contribution	139,471	122,569	86,383	13.8	61.5
Other taxes	250,821	241,304	316,161	3.9	(20.7)
Deferred income tax and social contribution	48,648	62,006	81,738	(21.5)	(40.5)
Dividends payable	1,646	7,665	158,989	(78.5)	(99.0)
Accrued payroll costs	179,429	154,718	184,406	16.0	(2.7)
Post-employment benefits	23,387	23,807	20,764	(1.8)	12.6
Deferred regulatory liabilities - CVA	107,943	121,745	7,776	(11.3)	1,288.2
Other regulatory liabilities	31,372	41,402	12,439	(24.2)	152.2
Regulatory charges	58,346	49,978	44,340	16.7	31.6
Research and development and energy efficiency	113,157	114,633	96,926	(1.3)	16.7
Other payables	120,833	114,320	121,625	5.7	(0.7)
NON-CURRENT	2,589,936	2,844,836	3,016,066	(9.0)	(14.1)
Loans, financing and debentures	1,165,378	1,429,980	1,584,420	(18.5)	(26.4)
Reserve for contingencies	496,201	491,171	635,320	1.0	(21.9)
Suppliers	152,990	160,477	196,002	(4.7)	(21.9)
Taxes and social contribution	138,733	136,547	634	1.6	-
Deferred income tax and social contribution	14,041	17,127	44,046	(18.0)	(68.1)
Post-employment benefits	360,556	357,370	345,058	0.9	4.5
Deferred regulatory liabilities - CVA	49,903	59,784	23,329	(16.5)	113.9
Other regulatory liabilities	1,925	-	20	-	-
Research and development and energy efficiency	132,159	114,343	106,730	15.6	23.8
Deferred revenues	74,994	74,994	74,994	0.0	0.0
Other accounts payable	3,056	3,043	5,513	0.4	(44.6)
NONCONTROLLING INTERESTS	334,457	322,010	254,850	3.9	31.2
SHAREHOLDERS' EQUITY	9,420,938	9,189,715	8,731,520	2.5	7.9
Stock capital	6,910,000	6,910,000	4,460,000	-	54.9
Capital reserves	-	-	838,340	-	(100.0)
Legal reserves	428,912	428,912	377,590	-	13.6
Profit reserves	1,491,149	1,491,149	2,377,157	-	(37.3)
Retained earnings	590,877	359,654	678,433	64.3	(12.9)
TOTAL	14,658,868	14,063,158	13,761,846	4.2	6.5

9M10 Earnings Results

4.3 Income Statement

							R$'000
INCOME STATEMENT	3Q10	2Q10	3Q09	Var.%	9M10	9M09	Var.%
	(1)	(2)	(3)	(1/3)	(4)	(5)	(4/5)
Operating revenues *	2,587,903	2,284,901	2,225,315	16.3	7,217,360	6,442,727	12.0
Deductions from operating revenues	(977,519)	(846,760)	(807,045)	21.1	(2,667,925)	(2,310,967)	15.4
Net operating revenues	1,610,384	1,438,141	1,418,270	13.5	4,549,435	4,131,760	10.1
Operating costs and expenses	(1,223,643)	(1,308,472)	(1,088,308)	12.4	(3,808,906)	(3,056,062)	24.6
Electricity purchased for resale	(529,278)	(581,739)	(449,626)	17.7	(1,697,926)	(1,213,808)	39.9
Use of main transmission grid	(140,696)	(164,307)	(174,289)	(19.3)	(489,569)	(438,953)	11.5
Personnel and management	(177,992)	(198,422)	(179,693)	(0.9)	(551,834)	(531,954)	3.7
Pension and healthcare plans	(26,692)	(25,625)	5,108	-	(78,371)	16,935	-
Material and supplies	(23,984)	(21,269)	(15,333)	56.4	(61,483)	(47,291)	30.0
Raw material and supplies for electricity generation	(8,297)	(5,323)	(4,617)	79.7	(19,179)	(18,029)	6.4
Natural gas and supplies for the gas business	(35,111)	(35,155)	(32,869)	6.8	(104,417)	(101,954)	2.4
Third-party services	(90,262)	(81,078)	(74,405)	21.3	(244,662)	(217,411)	12.5
Depreciation and amortization	(102,304)	(101,781)	(96,301)	6.2	(303,782)	(292,980)	3.7
Provisions and reversals	(35,056)	(33,493)	(14,641)	139.4	(86,312)	(65,364)	32.0
Other operating expenses	(53,971)	(60,280)	(51,642)	4.5	(171,371)	(145,253)	18.0
Result of operations	386,741	129,669	329,962	17.2	740,529	1,075,698	(31.2)
Interest Income (expenses)	48,041	73,347	13,936	244.7	187,871	108,097	73.8
Interest income	131,458	120,289	79,270	65.8	371,711	267,586	38.9
Interest expenses	(83,417)	(46,942)	(65,334)	27.7	(183,840)	(159,489)	15.3
Equity in results of investees	9,776	14,239	5,764	69.6	65,529	27,245	140.5
Operating income (expenses)	444,558	217,255	349,662	27.1	993,929	1,211,040	(17.9)
Income tax and social contribution	(115,463)	(72,102)	(59,698)	93.4	(289,854)	(346,000)	(16.2)
Net income (loss) before noncontrolling interest	329,095	145,153	289,964	13.5	704,075	865,040	(18.6)
Noncontrolling interest	(12,872)	(9,480)	(5,595)	130.1	(28,198)	(18,607)	51.5
Net income (loss)	316,223	135,673	284,369	11.2	675,877	846,433	(20.1)
Earning per share	1.16	0.50	1.04	11.2	2.47	3.09	(20.1)
EBITDA	489,045	231,450	426,263	14.7	1,044,311	1,368,678	(23.7)

* See operating revenue breakdown on page 4

9M10 Earnings Results

4.4 Cash Flow

		R$'000
Consolidated Cash Flow	9M10	9M09
Cash flow from operating activities
Net income for the period	675,877	846,433
Adjustments to reconcile net income to cash provided by operating activities:	559,951	277,036
Provision (reversal) for doubtful accounts	20,716	11,915
Depreciation	298,667	287,591
Amortization of intangible assets	5,115	5,389
Unrealized monetary and exchange variations, net	(29,870)	52,522
Equity in the results of investees	(65,529)	(27,245)
Deferred Income Tax and Social Contribution	(139,479)	54,646
Variations in the regulatory assets and liabilities - CVA	272,310	(137,707)
Variations in other regulatory assets and liabilities, net	38,719	(4,412)
Reserve for contingencies	65,596	53,449
Provisions (reversals) for post-employment benefits	20,868	(71,991)
Provision for research and development and energy efficiency	26,989	19,289
Loss on disposal of investments	6	-
Loss on disposal of property, plant, and equipment, net	17,606	14,552
Loss on disposal of intangible assets, net	39	431
Noncontrolling interests	28,198	18,607
Reduction (increase) of assets	(181,956)	(72,233)
Increase (reduction) of liabilities	(293,362)	(183,221)
Net cash generated by operating activities	760,510	868,015
Cash flow from investing activities
Bonds and securities	7,378	(23,788)
Collaterals and escrow deposits	501	3,261
Additions in other investments	(150)	(151)
Additions to property, plant, and equipment:	(668,802)	(655,824)
Additions to intangible assets	(69,860)	(18,391)
Customer contributions	45,446	47,076
Disposal of property, plant, and equipment	548	2,516
Net cash used by investing activities	(684,939)	(645,301)
Cash flow from financing activities
Payment of capital in affiliates by noncontrolling shareholders	54,000	-
Loans and financing obtained	430,059	141,811
Amortization of principal amounts of loans and financing	(35,201)	(43,015)
Amortization of principal amounts of debentures	(177,908)	(153,339)
Dividends and interest on capital paid	(175,437)	(267,814)
Net cash used by financing activities	95,513	(322,357)
Increase (decrease) in cash and cash equivalents	171,084	(99,643)
Cash and cash equivalents at the beginning of the period	1,696,152	1,813,576
Cash and cash equivalents at the end of the period	1,867,236	1,713,933
Variation in cash and cash equivalents	171,084	(99,643)

9M10 Earnings Results

5. Financial Statements - Wholly Owned Subsidiaries

5.1 Assets

			R$'000
Assets	GET	DIS	TEL
CURRENT	1,358,995	2,050,339	60,291
Cash and cash equivalents	1,008,338	534,538	24,356
Customers and distributors, net	206,774	945,720	-
Telecommunications services, net	-	-	20,145
Dividends receivable	4,480	-	-
Services in progress	21,827	85,503	-
CRC transferred to the State of Paraná	-	55,163	-
Taxes and social contribution	-	54,085	-
Other taxes paid in advance	4,149	25,426	2,359
Deferred income tax and social contribution	15,779	57,831	1,286
Deferred regulatory assets - CVA	-	142,623	-
Other regulatory assets	-	3,640	-
Bonds and Securities	501	10,390	-
Collateral and escrow accounts	75,020	19,617	-
Inventories	7,708	75,756	10,549
Other	14,419	40,047	1,596
NONCURRENT	4,396,573	4,519,283	227,848
Long-Term Assets	200,409	1,757,847	12,047
Customers and distributors, net	-	48,886	-
CRC transferred to the State of Paraná	-	1,259,477	-
Taxes paid in advance	8,675	69,181	6,256
Income Tax and Social Contribution paid in advance	75,232	250,463	5,791
Deferred regulatory assets - CVA	-	17,532	-
Bonds and Securities	104,452	-	-
Collateral and escrow accounts	-	27,216	-
Judicial deposits	10,172	81,768	-
Other	1,878	3,324	-
Investments	393,898	4,235	-
Property, plant and equipment	3,726,965	2,672,750	205,149
Intangible assets	75,301	84,451	10,652
TOTAL	5,755,568	6,569,622	288,139
GET: COPEL Geração e Transmissão, DIS: COPEL Distribuição, TEL: COPEL Telecomunicações

9M10 Earnings Results

5.2 Liabilities

			R$'000
Liabilities	GET	DIS	TEL
CURRENT	913,234	1,364,890	33,893
Loans and financing	45,391	18,747	-
Suppliers	114,203	442,429	11,542
Taxes and social contribution	112,141	-	288
Other taxes	4,696	196,362	3,879
Income Tax and Social Contribution paid in advance	-	48,648	-
Dividends payable	515,121	206,481	6,671
Accrued payroll costs	41,051	124,951	10,418
Post-emplyment benefits	6,209	16,120	999
Deferred regulatory liabilities - CVA	-	107,943	-
Other regulatory charges	30,068	1,304	-
Customer charges due	3,746	54,600	-
Research and development and electric efficiency	9,352	100,225	-
Other accounts payable	31,256	47,080	96
NON-CURRENT	829,563	1,920,399	15,697
Loans and financing	327,386	506,765	-
Reserve for litigation	204,339	251,571	897
Intercompany receivables	-	701,077	-
Suppliers	170,107	-	-
Taxes	-	50,850	-
Income Tax and Social Contribution paid in advance	-	6,431	-
Post-employment benefits	98,127	246,623	14,800
Account for compensation of "Portion A"	-	49,903	-
Other regulatory charges	-	1,925	-
Research and development and electric efficiency	26,905	105,254	-
Other accounts payable	2,699	-	-
SHAREHOLDERS' EQUITY	4,012,771	3,284,333	238,549
Stock capital	3,505,994	2,624,841	194,755
Legal reserve	155,706	82,274	1,886
Profit reserves	-	468,552	22,815
Retained earnings (losses)	351,071	108,666	19,093
TOTAL	5,755,568	6,569,622	288,139
GET: COPEL Geração e Transmissão, DIS: COPEL Distribuição, TEL: COPEL Telecomunicações

9M10 Earnings Results

5.3 Income Statement

						R$'000
Income Statement	GET		DIS		TEL
	3Q10	9M10	3Q10	9M10	3Q10	9M10
Operating revenues	461,326	1,396,200	2,028,440	5,586,557	44,333	126,419
Electricity sales to final customers	48,404	127,960	837,692	2,519,019	-	-
Electricity sales to distributors	346,048	1,089,938	17,380	49,434	-	-
Use of main transmission grid	60,183	153,888	1,160,966	2,969,404	-	-
Telecommunications revenues	-	-	-	-	44,333	126,419
Other operating revenues	6,691	24,414	12,402	48,700	-	-
Deductions from operating revenues	(63,184)	(200,414)	(885,006)	(2,386,827)	(8,172)	(23,088)
Net operating revenues	398,142	1,195,786	1,143,434	3,199,730	36,161	103,331
Operating costs and expenses	(210,307)	(592,365)	(1,003,772)	(3,182,122)	(24,764)	(71,285)
Electricity purchase for resale	(14,193)	(42,206)	(580,597)	(1,847,923)	-	-
Use of main transmission grid	(45,104)	(139,644)	(109,609)	(396,459)	-	-
Personel and management	(43,369)	(131,802)	(120,265)	(376,486)	(9,709)	(28,558)
Pension and healthcare plans	(6,380)	(18,693)	(18,698)	(55,059)	(1,261)	(3,648)
Material	(6,597)	(13,582)	(16,807)	(46,384)	(400)	(1,035)
Raw material and supplies for electricity generation	(7,505)	(17,512)	-	-	-	-
Third-party services	(22,023)	(51,891)	(71,835)	(203,042)	(4,174)	(11,949)
Depreciation and amortization	(33,338)	(99,934)	(45,389)	(134,040)	(8,272)	(24,604)
Provisions (reversal) for contigencies	(5,181)	11,125	(29,759)	(82,892)	(42)	883
Other costs and expenses	(26,617)	(88,226)	(10,813)	(39,837)	(906)	(2,374)
Result of operations	187,835	603,421	139,662	17,608	11,397	32,046
Interest Income (expenses)	21,458	36,413	34,217	149,949	1,182	3,180
Equity in results of investees	7,912	(708)	-	-	-	-
Operating Income (expenses)	217,205	639,126	173,879	167,557	12,579	35,226
Provision for tax and social contribution	(33,250)	(186,802)	(80,058)	(189,389)	(2,256)	(10,110)
Tax and social contribution	(857)	6,998	19,773	130,498	280	465
Net Income (Loss)	183,098	459,322	113,594	108,666	10,603	25,581
Ebitda	221,173	703,355	185,051	151,648	19,669	56,650
GET: COPEL Geração e Transmissão, DIS: COPEL Distribuição, TEL: COPEL Telecomunicações

9M10 Earnings Results

6. Energy Market

6.1 Captive Market

    The captive market consumed 15,981 GWh, up by 6.8% from January to September 2010.

     The residential segment consumed 4,446 GWh, up 5.4% due to increase of 3.5% in the number of customers, the maintenance of the formal job market, the increase in the bulk of wages and access to credit. This segment represented 27.8% of COPEL s captive market. By the end of the period, COPEL supplied power to 2,933,515 residential customers.

     The industrial segment consumed 5,320 GWh, 8.3% up, thanks to the economy recovery and increase in the state s exports. This segment represented 33.3% of COPEL s captive market. In September 2010, COPEL supplied power to 66,820 captive industrial customers.

     The commercial segment consumed 3,346 GWh, an increase of 8.0%, also due to the increase in the formal jobs and in the bulk of wages. The commercial segment represented 20.9% of COPEL's captive market. In September 2010, COPEL supplied power to 306,938 commercial customers.

     The rural segment consumed 1,336 GWh up 6.2%, due to the increase of 4.3% in the number of customers and the economy recovery. This segment represented 8.4% of COPEL s captive market. In September 2010, COPEL supplied power to 362,453 rural customers.

     Other segments (public agencies, public lighting, public services and own consumption) consumed 1,533 GWh, 3.7% up in the period. These segments represented 9.6% of COPEL s captive market. At the end of the quarter, COPEL supplied power to 49,213 customers in these segments.

    The following table shows the captive market for each consumption segment:

						GWh
Segment	3Q10	3Q09	Var.%	9M10	9M09	Var.%
	(1)	(2)	(1/2)	(3)	(4)	(3/4)
Residential	1,482	1,417	4.6	4,446	4,220	5.4
Industrial	1,823	1,742	4.6	5,320	4,915	8.3
Commercial	1,091	987	10.5	3,346	3,097	8.0
Rural	414	381	8.7	1,336	1,259	6.2
Other	510	488	4.5	1,533	1,479	3.7
Captive Segment Total	5,320	5,015	6.1	15,981	14,970	6.8

9M10 Earnings Results

6.2 Grid Market (TUSD)

     COPEL Distribuição s grid market, comprising the captive market, concessionaries and licensees (other utilities within the State of Paraná) and all free customers within the Company s concession area, grew 7.0%, as the following table:

						GWh
	3Q10	3Q09	Var.%	9M10	9M09	Var. %
	(1)	(2)	(1/2)	(3)	(4)	(3/4)
Captive Market	5,320	5,015	6.1	15,981	14,970	6.8
Concessionaires	147	134	9.7	426	390	9.3
Free Customers	820	753	8.9	2,382	2,200	8.3
Grid Market	6,287	5,902	6.5	18,789	17,560	7.0
* Total free customers supplied by COPEL GET and other suppliers within COPEL DIS concession area.

6.3 Energy Flow

COPEL Consolidated

			GWh
	9M10	9M09	Var.%
Own Generation	19,283	11,400	69.1
Purchased energy	19,234	21,627	(11.1)
Itaipu	3,969	4,023	(1.3)
Auction CCEAR	12,405	11,540	7.5
Itiquira	679	679	-
Dona Francisca	483	483	-
CCEE (MCP)	393	242	61.8
MRE	-	3,423	0.0
Other	1,305	1,237	5.5
Total Available Power	38,517	33,027	16.6
Captive Market	15,981	14,970	6.8
Concessionaires	426	390	9.3
Free Customers	773	803	(3.8)
Bilateral Agreements	1,189	778	52.8
Auction CCEAR	10,779	11,019	(2.2)
CCEE (MCP)	90	440	(80)
MRE	6,481	2,174	198
Losses and differences	2,798	2,453	14.1
Basic network losses	933	735	26.8
Distribution losses	1,671	1,620	3.2
CG contract allocation	194	98	97.7
Amounts subject to changes after settlement by CCEE
CCEAR: Energy Purchase Agreements in the Regulated Market
MRE: Energy Reallocation Mechanism
CCEE (MCP): Electric Power Trade Chamber (Short-term market)
CG: Center of gravity of the Submarket (difference between billed and energy received from CG)

9M10 Earnings Results

COPEL Geração e Transmissão

			GWh
	9M10	9M09	Var. %
Own Generation	19,283	11,400	69.1
CCEE (MCP)	50	24	104.9
MRE	-	3,423	-
Dona Francisca	483	483	-
Total Available Power	19,816	15,330	29.3
Bilateral Agreements	1,189	778	52.8
CCEAR COPEL Distribuição	917	852	7.5
CCEAR Other	9,862	9,930	(0.7)
Adjustment auction (COPEL Distribuição)	-	236	-
Free Customers	773	803	(3.8)
CCEE (MCP)	88	260	(66.1)
MRE	6,481	2,174	198.1
Losses and differences	506	297	70.9

COPEL Distribuição

			GWh
	9M10	9M09	Var. %
Itaipu	3,969	4,023	(1.3)
CCEAR COPEL Geração e Transmissão	917	852	7.5
CCEAR Other	11,488	10,451	9.9
Adjustment auction COPEL Geração e Transmissão	-	236	-
CCEE (MCP)	343	218	57.0
Itiquira	679	679	-
Other	1,304	1,238	5.3
Available Power	18,700	17,697	5.7
Captive market	15,981	14,970	6.8
Wholesale	426	390	9.2
CCEE (MCP)	2	180	-
Losses and differences	2,291	2,157	6.2
Basic network losses	426	439	(3.0)
Distribution losses	1,671	1,620	3.2
CG contract allocation	194	98	97.7

9M10 Earnings Results

7 Supplementary Information

7.1 Tariffs

Average Energy Purchased Tariffs

					R$/MWh
Tariff	Sep/10	Jun/10	Sep/09	Var. %	Var. %
	(1)	(2)	(3)	(1 / 2)	(1 / 3)
Itaipu*	91.20	96.89	92.33	(5.9)	(1.2)
Auction CCEAR 2005 2012	74.49	71.74	70.82	3.8	5.2
Auction CCEAR 2006 2013	87.12	84.20	82.88	3.5	5.1
Auction CCEAR 2007 2014	96.42	95.96	91.99	0.5	4.8
Auction CCEAR 2007 2014 (A-1)	124.59	119.87	118.41	3.9	5.2
Auction CCEAR 2008 2015	104.78	101.29	99.73	3.4	5.1
Auction CCEAR 2008 H30	131.21	126.20	124.66	4.0	5.3
Auction CCEAR 2008 T15**	162.27	156.10	148.38	4.0	9.4
Auction CCEAR 2009 2016	117.22	113.10	112.08	3.6	4.6
Auction CCEAR 2009 H30	140.22	134.89	133.26	4.0	5.2
Auction CCEAR 2009 T15**	158.59	152.56	145.01	4.0	9.4
Auction CCEAR 2010 H30	137.33	124.11	-	10.7	-
Auction CCEAR 2010 T15**	149.45	149.45	-	-	-
* Furnas transport charge not included

**Average auction price restated according to the IPCA inflation index. The price comprises in fact three components: a fixed component, a variable component, and expenses at the Electric Energy Trading Chamber (CCEE). The cost of the latter two components is dependent upon the dispatch of facilities according to the schedule set by the National System Operator (ONS).

Average Energy Retail Tariffs

					R$/MWh
Tariff	Sep/10	Jun/10	Sep/09	Var. %	Var. %
	(1)	(2)	(3)	(1 / 2)	(1 / 3)
Residential	294.14	270.17	270.82	8.9	8.6
Industrial*	217.29	189.86	191.11	14.4	13.7
Commercial	261.46	233.90	234.13	11.8	11.7
Rural	173.65	156.67	156.80	10.8	10.7
Other	204.04	179.92	177.42	13.4	15.0
Retail distribution average rate	243.10	217.53	218.11	11.8	11.5
Without ICMS
* Free customers not included

Average Energy Supply Tariffs

					R$/MWh
Tariff	Sep/10	Jun/10	Sep/09	Var. %	Var. %
	(1)	(2)	(3)	(1 / 2)	(1/ 3)
Auction CCEAR 2005 - 2012	73.92	72.18	70.51	2.4	4.8
Auction CCEAR 2006 - 2013	86.73	85.25	82.71	1.7	4.9
Auction CCEAR 2007 - 2014	96.74	94.75	92.38	2.1	4.7
Auction CCEAR 2008 - 2015	102.91	100.86	98.17	2.0	4.8
Auction CCEAR 2009 - 2016	118.11	114.79	112.68	2.9	4.8
Wholesale Concessionaires State of Paraná	135.71	141.85	142.56	(4.3)	(4.8)

9M10 Earnings Results

7.2 Main Operational and Financial Indicators

September 30, 2010

Generation
COPEL GET power plants	18 (17 hydro and 1 thermal)
Power plants in which COPEL holds an interest	07 (5 hydro, 1 thermal and 1 wind power)
Total installed capacity of COPEL GET	4,550 MW
Installed capacity of COPEL s Corporate Partnerships (1)	610 MW
Automated and remote-controlled power plants of COPEL GET	16
Automated and remote-controlled power plants of COPEL s corporate partnerships	03
COPEL GET s step-up substations	14 (automated and remote-controlled)

Transmission
Transmission lines	1,913 km
Number of substations	30 (100% automated)
Installed capacity of substations	10,302 MVA

Distribution (up to 138 kV)
Distribution networks and lines	181,367 km
Number of substations	351 (100% automated)
Installed capacity of substations	9,567 MVA
Number of municipalities served	393
Number of localities served	1,115
Number of captive customers	3,671,262
DEC (outage duration per customer, in hours and hundredths of an hour)	8.19
FEC (outage frequency per customer)	9.02 times

Telecommunication
Optical cable main ring	6,026 km
Self-sustained optical cable	10,677 km
Number of cities served	233
Number of customers	877

Administration
Number of employees (wholly owned subsidiaries)	8,950
COPEL Geração e Transmissão	1,680
COPEL Distribuição	6,785
COPEL Telecomunicações	485
Customer per distribution employee	548

Financial
Book Value per Share	R$ 34.43 per share
EBITDA	R$ 1,044.3 million
Liquidity (Current Ratio)	1.7

Note:
(1) Proportional to the capital stake.

9M10 Earnings Results

7.3 Conference Call for the 3rd Quarter of 2010

Presentation by Ronald Thadeu Ravedutti, CEO, with the participation of Rafael Iatauro, CFO and IRO.

Date:	Wednesday, November 10, 2010.
Time:	1:30 p.m. (US EST)
Telephone:	(+1) 516 300-1066
Code:	COPEL

With simultaneous English translation.

Live web cast of the conference call will be available on www.copel.com/ir

Please connect 15 minutes prior to the call.

Investor Relations COPEL
ri@copel.com

Telephone:	Fax:
+55 (41) 3222-2027	+55 (41) 3331-2849

Statements contained in this press release may contain forward-looking information that reflects management s current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital  expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 10, 2010

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Ronald Thadeu Ravedutti
Ronald Thadeu Ravedutti CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.